LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2007	nquint@luselaw.com

May 9, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Christian Windsor, Esq.
Special Counsel

Re:	Georgetown Bancorp, Inc.
SBERA 401(k) Plan as Adopted by Georgetown Savings Bank
Registration No. 333-180018
Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of Georgetown Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby responding to comments number 2 and 3 from the Staff’s comment letter dated May 8, 2012.  Set forth below are those comments, as well as the Company’s responses to those comments.  The Company will file a response to comment number 1 in the near future.

The Division of Trading and Markets Has Asked Us to Convey the Following Comments:

2.	You indicated that the conversion mechanics of Georgetown Bancorp, Inc. are “substantially similar” to the conversion mechanics in the Trident Letters. Please explain how they differ?

The primary difference between the conversion mechanics of the Company’s transaction and those described in the Trident Letters is that the DVP process to be utilized in the Company’s transaction was not utilized in the Trident Letters.  However, neither the Company nor Keefe, Bruyette & Woods, Inc. (“KBW”) believe this difference is material to the analysis of compliance with Rule 15c2-4 (or Rule 10b-9).  The DVP process and the sweep process are both

LUSE GORMAN POMERENK & SCHICK
    A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 9, 2012

payment procedures for investors in the syndicated community offering.  In both cases, on the closing date, the funds will be transferred to Georgetown Savings Bank (the “Bank”) to be held in a federally insured and segregated account until all closing conditions to the offering, as set forth in the Agency Agreement, are met.  In addition, in both cases, if the closing of the offering does not occur, either as a result of not confirming receipt of funds sufficient to purchase the minimum number of shares or the inability to satisfy other closing conditions to the offering, the funds will be promptly returned.

A second difference is the timing of when funds are debited from the sweep accounts.  In the Trident Letters, accounts were debited on the settlement date, which date was five business days after the order date, which is described in the Trident Letters as the date on which orders are submitted.  The closing then occurred five to seven days after the settlement date.  In the Company’s transaction, settlement and closing will occur on the same day, which will be three business days after pricing.  On the pricing date, the Company’s board of directors will approve the number of shares to be sold in the offering and all orders will be confirmed (in some circumstances confirmations may occur the following business day).  On the closing date, all funds will be received by the Bank and the closing of the transaction will occur.  See response to Comment No. 3 for more details on the closing mechanics.

A third difference is the number of dealers wiring funds to the Bank.  In the Trident Letters, each selected dealer would remit funds to the institution to the account that the institution established in the name of the selected dealer.  In the Company’s transaction, swept funds and DVP funds will be aggregated by KBW as syndicate manager and KBW will wire these funds to a segregated account at the Bank. However, in both cases and as mentioned below, each customer’s funds will be insured up to applicable federal limits pursuant to the regulations of the Federal Deposit Insurance Corporation.

Immaterial differences include the following:

●
The Georgetown Bancorp transaction is a “second-step” conversion transaction whereby the entity conducting the conversion is a mutual holding company, as opposed to a mutual institution.  As a result, the Company’s conversion and offering transaction involves an exchange of securities to public shareholders.  The Trident Letters did not involve mutual holding companies or an exchange of securities.

●	The conversion transactions detailed in the Trident Letters did not involve the formation of a holding company. Rather, the offering was conducted by the converted institution itself.

Neither of these issues have any bearing on compliance with Rule 15c2-4.

LUSE GORMAN POMERENK & SCHICK
    A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 9, 2012

3.
Please provide additional information regarding the manner in which the DVP portion of the syndicated community offering in the conversion offering will be conducted in compliance with provisions of Rule 10b-9. More specifically, please provide a more detailed, chronological timeline of the DVP portion of the syndicated community offering from receipt of indication of interest through the closing of the offering, showing details such as when funds are placed in a segregated account, when sale of the minimum number of shares is calculated and when closing occurs. Please also discuss the operation of the deposit account which will hold funds submitted in payment for shares subscribed or ordered in this aspect of the conversion offering.

A more detailed chronological timeline of the offering is set forth below:

1.
Company, KBW and other selected dealers receive indications of interest from potential investors.  Such indications generally set forth a maximum number or range of shares to be purchased by the investor and indicate at what level in the valuation range the investor is willing to make an investment.  At this time KBW and the Company will confirm the payment process (DVP or sweep) to be utilized by such investor.

2.
Once sufficient indications of interest for at least the minimum number of shares have been received (taking into account orders/funds received in the subscription and community offerings), the Company will submit a preliminary final valuation to the Federal Reserve for preclearance.  Assuming receipt of indications of regulatory approvals from the Federal Reserve, the Company and KBW will set a proposed pricing date and closing date and inform the relevant investors in the syndicated community offering of this timing.

3.
On the pricing date, the Company’s board of directors will approve the number of shares to be sold in the offering and authorize the submission of the final valuation for regulatory approval.  On the pricing date (or in some circumstances the following business day), all orders that have been accepted will be confirmed.

4.	The closing will occur three business days after the pricing date.

5.
By approximately 9:00 a.m. on the morning of closing, the Company (and its affiliated parties) and KBW will confirm that all closing conditions necessary to close the conversion transaction, other than receipt of all sweep and DVP funds, have been met.  This includes receipt of all required regulatory approvals, subscriptions for at least the minimum number of shares and all certifications, legal opinions and other documents customary for the closing of a public offering.

LUSE GORMAN POMERENK & SCHICK
    A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 9, 2012

6.	By approximately 10:00 a.m. on the morning of closing, KBW will initiate sweep of funds from accounts of its customers as well as customers of other syndicated members.

7.
Also by approximately 10:00 a.m. on the morning of closing, Company through its transfer agent will instruct DTC to move shares of common stock in an amount equal to the number of shares to be purchased on a DVP basis “free” to KBW through the facilities of DTC.

8.	KBW will then book the shares to the appropriate investor account on a DVP basis.

9.
Swept funds will be aggregated by KBW as syndicate manager and KBW will wire these funds to a segregated account at the Bank.  KBW will also wire the DVP funds to a segregated account at the Bank (see below for more information with respect to these accounts).

10.
After receipt of all sweep account funds and DVP funds, Company (and its affiliated parties) and KBW will confirm that the Company has received funds for the number of shares to be sold in the offering, which must at least be the minimum number of shares specified in the prospectus.

11.	If Step #10 is confirmed, then the conversion transaction and stock offering closes effective at the end of the closing day.

12.
If Step #10 cannot be confirmed, then the transactions conducted through the services of DTC in Steps #7 and #8 will be promptly reversed that same day and all shares issued will be cancelled.  In addition, all funds in the segregated accounts will be promptly refunded to investors and all holds on deposit accounts will be lifted.  The Company would be able to reverse the DTC and DVP transactions because trading in the common stock of the Company will not occur until the Company has confirmed with the stock exchange that the offering has closed, and even then trading does not commence until the next business day after closing.

13.	If the stock offering closes, the Company, through its transfer agent, issues certificated shares of common stock to all subscribers in the subscription and community offering.

14.	Company pays interest on all funds held in segregated accounts for more than one day.

15.	Trading commences on the next business day after closing.

LUSE GORMAN POMERENK & SCHICK
    A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 9, 2012

Prior to closing, KBW, as syndicate manager, will have established a separate account at the Bank.  Similar to what was described in the Trident Letters, KBW will send with the funds a written list of the name of the customer and the amount of stock being purchased by each customer.  Pursuant to Federal Deposit Insurance Corporation regulation 12 C.F.R. 330.5(a)(2), which permits a single custodial account to be insured up to applicable Federal Deposit Insurance Corporation limits for each beneficial owner, each customer’s funds will be insured up to applicable federal limits.  In addition, as discussed in our previous response, as a federally chartered and federally insured depository institution conducting a regulated conversion transaction, the Bank must hold investors funds in accordance with the Board of Governors of the Federal Reserve System’s extensive conversion regulations and the Office of the Comptroller of the Currency’s and Federal Deposit Insurance Corporation’s various regulations regarding maintenance of deposit accounts.

*   *   *   *   *

We request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

\s\ Ned Quint

Ned Quint

Enclosures

cc:	David Lin, Esq.
Robert E. Balletto, President and
   Chief Executive Officer
Eric Luse, Esq.